Luther Burbank Corporation

520 Third Street

Santa Rosa, California 95401

December 5, 2017

VIA EDGAR

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

RE:                           Luther Burbank Corporation

Registration Statement on Form S-1, as amended

File No. 333-221455

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Luther Burbank Corporation (the “Company”), by its duly authorized officer, hereby requests that the effective date of the Company’s Registration Statement on Form S-1, as amended (File No. 333-221455) (the “Registration Statement”), be accelerated, and that the Registration Statement be declared effective as of 4:00 P.M., Eastern Time, on December 7, 2017, or as soon thereafter as practicable.

In this regard, the Company confirms that it is aware of its obligations under the Securities Act of 1933, as amended, as they relate to the above-referenced Registration Statement and acknowledges that:

•                  should the Securities and Exchange Commission (the “SEC”) or its staff (the “Staff”), acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

•                  the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

•                  the Company may not assert Staff comments and the declaration of the Registration Statement’s effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

It would be appreciated if, as soon as the Registration Statement is declared effective, you would so inform, Noel M. Gruber, Esquire at Buckley Sandler LLP, Company counsel, at (202) 349-8043.

Very truly yours,

LUTHER BURBANK CORPORATION

By:	/s/ Liana Prieto
Executive Vice President & General Counsel